Exhibit 12

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2015	2014	2013	2012	2011
Income (loss) before benefit (provision) for income taxes, noncontrolling interests, equity in earnings (losses) of non-consolidated entities, gain on acquisition and discontinued operations	$112,025	$48,325	$(17,687)	$(4,356)	$(23,341)
Interest expense	85,549	93,297	82,465	81,010	86,995
Amortization expense - debt cost	4,190	4,006	3,427	3,240	3,596
Cash received from joint ventures	2,056	1,381	918	7,498	11,689
Total	$203,820	$147,009	$69,123	$87,392	$78,939

Fixed charges:
Interest expense	$85,549	$93,297	$82,465	$81,010	$86,995
Amortization expense - debt cost	4,190	4,006	3,427	3,240	3,596
Capitalized interest expense	6,062	3,424	2,327	2,916	1,769
Preferred stock dividends	6,290	6,290	9,833	20,291	24,507
Total	$102,091	$107,017	$98,052	$107,457	$116,867

Ratio	2.00	1.37	N/A	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $28,929, $20,065 and $37,928 exists at December 31, 2013, 2012 and 2011, respectively.